UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 13, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Mast Therapeutics, Inc.

File No. 333-216012 - CF#34692

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Mast Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on February 10, 2017, as amended.

Based on representations by Mast Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.59	through	December 31, 2027
Exhibit 10.60	through	September 22, 2022
Exhibit 10.61	through	February 13, 2027
Exhibit 10.62	through	February 13, 2027
Exhibit 10.63	through	February 13, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary